September 12, 2018

L. Daniel Browne
President and Chief Executive Officer
Revance Therapeutics, Inc.
7555 Gateway Boulevard
Newark, California 94560

       Re: Revance Therapeutics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 2, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 3, 2018
           File No. 001-36297

Dear Mr. Browne:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Notes to Condensed Consolidated Financial Statements
3. Collaboration and License Revenue, page 12

1.     Please address the following with respect to your Mylan Collaboration:
         Clarify for us your disclosure that the Mylan Collaboration "contains an option with a material right because it includes consideration for the IP license, and provides economic value for the duration of the entire development period..." In this regard, clarify for us what this option relates to and describe for us your accounting treatment of the option with reference to the supporting authoritative accounting literature.
         You indicate that your initial transaction price of $81 million included the $25 million
 L. Daniel Browne
Revance Therapeutics, Inc.
September 12, 2018
Page 2
             upfront payment, $40 million of development milestones and estimated variable consideration for cost-sharing payments from Mylan. Please describe and quantify for us your various development and regulatory milestones and explain the significant judgments you used to determine that recognition of $40 million in development milestones were not likely to result in a future revenue reversal. Please also tell us your consideration of providing more information about the specific milestones under the agreement in order to satisfy the disclosure requirements under ASC 606-10-50-
             20.
             Please explain for us the significant judgments used to estimate the amount of variable consideration for cost-sharing payments from Mylan to be included in the initial transaction price.
             It appears that you did not include any of the $225 million of contingent sales milestones in your initial transaction price. Please explain whether you are relying on the sales-or-usage based royalty exception set forth in ASC 606-10-55-65. If you are relying on this exception, please explain how you determined that the license granted to Mylan is the predominant item within the collaboration to which the royalty relates.
             Please specify the estimated performance period over which revenue from your combined performance obligation is being recognized.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



FirstName LastNameL. Daniel Browne                            Sincerely,
Comapany NameRevance Therapeutics, Inc.
                                                              Division of
Corporation Finance
September 12, 2018 Page 2                                     Office of
Healthcare & Insurance
FirstName LastName